Exhibit (a)(5)(vi)

EFiled: Aug 5 2008 3:20PM EDT Transaction ID 20937048 Case No. 3947-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

FULTON COUNTY EMPLOYEES’	)
RETIREMENT SYSTEM, Individually, and	)
On Behalf of All Those Similarly Situated,	)
)
Plaintiff,	)
)
)
vs.	)	Civil Action No.
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HERBERT W. BOYER, WILLIAM M.	)
BURNS, ERICH HUNZIKER, JONATHAN	)
K.C. KNOWLES, ARTHUR D. LEVINSON,	)
DEBRA L. REED, CHARLES A.	)
SANDERS, GENENTECH, INC., ROCHE	)
HOLDINGS, INC., and ROCHE HOLDING	)
LTD.,	)
)
Defendants.	)
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VERIFIED CLASS ACTION COMPLAINT
     Plaintiff Fulton County Employees’ Retirement System (“Plaintiff” or “FCERS”), individually and on behalf of all other persons similar situated, by Plaintiff’s undersigned attorneys, alleges the following based upon personal knowledge as to Plaintiff and Plaintiff’s own acts, and upon information and belief as to all other matters based on the investigation conducted by and through Plaintiff’s attorneys. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.
BACKGROUND AND SUMMARY
     1. This action is a shareholders class action on behalf of the public shareholders of Genentech, Inc. (“Genentech” or the “Company”) to enjoin Roche Holdings, Inc. (“Roche Inc.”), which holds a majority of Genentech common stock, from acquiring the Genentech shares it does not presently own, as proposed by Roche Inc. on July 21, 2008. Roche Inc. is a wholly-owned subsidiary of Roche Holding, Ltd. (collectively, “Roche”). As proposed, Roche would make a cash payment equivalent to $89.00 per share (the “Roche Acquisition”), an unfairly low price for Genentech common stock. Because Roche is the majority stockholder in Genentech, Roche must establish the entire fairness of any acquisition of Genentech common stock that it does not already own. As set forth below, the Roche Acquisition of outstanding shares is an attempt by Roche to unfairly enrich itself at the expense of Genentech and the Company’s public shareholders by purchasing 100% of the Company at an unfairly low price. As such, the Roche Acquisition is not entirely fair and is a breach of fiduciary duties Roche owes Genentech and its public shareholders.
     2. Plaintiff seeks to enjoin the Roche Acquisition or, in the alternative, to rescind the Roche Acquisition and/or recover damages in the event the Roche Acquisition is completed.
PARTIES
     3. Plaintiff FCERS has been a holder of Genentech common stock prior to the announcement of the Roche Acquisition. FCERS continues to hold approximately 27,500 shares of Genentech common stock as of the date of this Verified Class Action Complaint.
     4. Genentech is a biotechnology company duly organized and existing under the laws of the State of Delaware with its principal place of business at 1 DNA Way, San Francisco, California 94080. Genentech’s stock is publicly traded on the New York

Stock Exchange under the symbol DNA. Genentech is among the world’s leading biotechnology companies. The Company produces medical products that treat serious or life-threatening medical conditions. As of April 30, 2008, Genentech had 1,050,891,782 shares of common stock outstanding. Genentech’s registered agent in Delaware is Corporation Service Company, 2711 Centreville Rd., Suite 400, Wilmington, Delaware 19808.
     5. Roche Inc. is a corporation duly organized and existing under the laws of the State of Delaware with its principle place of business at One Commerce Center, Suite 1050, 1201 N. Orange Street, Wilmington, Delaware 19801. Roche Inc. is a wholly-owned subsidiary of Roche Ltd. Roche Inc. is the holding company for operating subsidiaries of Roche Ltd. in the United States. Roche Inc. has been a majority stockholder of Genentech since 1990 and owes fiduciary duties to both Genentech and its shareholders. Roche Inc.’s registered agent in Delaware is Roche Holdings, Inc., 1220 North Market Street, Suite 334, Wilmington, Delaware 19801.
     6. Roche Ltd. is a Swiss entity with its principal place of business located at Grenzacherstrasse 124, CH-4070 Basel, Switzerland. Roche Ltd. is also known as Roche Holding AG and Roche Holding SA. Roche Ltd. operates in the fields of pharmaceuticals and diagnostics and offers products and services for the early detection, prevention, diagnosis and treatment of various diseases. Roche Ltd. products include in-vitro diagnostics and drugs for cancer and transplantation, cardiovascular and dermatological diseases as well as therapeutics targeted at the treatment of, inter alia, autoimmune diseases, inflammatory and metabolic disorders, and diseases of the central nervous system. Roche Ltd. also provides medical testing products and services. As set forth above, Roche Inc. is a wholly-owned subsidiary of Roche Ltd. Because Roche Inc. owes fiduciary duties to Genentech and its shareholders, Roche Ltd. also owes fiduciary duties to Genentech and its shareholders.
     7. Defendant Herbert W. Boyer, Ph.D (“Boyer”) is one of the founders of Genentech. Boyer is a member of the Genentech Board of Directors and has been a director continuously since 1976 with the exception of a four-month period in 1999. Boyer serves on the Audit, Compensation, Corporate Governance, Executive and Nominations Committees of the Board of Directors.
     8. Defendant William M. Burns (“Burns”) has been a member of the Genentech Board of Directors since 2004. Burns serves on the Compensation, Corporate Governance, Executive and Nominations Committees of the Genentech Board of Directors. Burns has been Chief Executive Officer of the Pharmaceuticals Division of Roche since January 2005. Burns has also been a member of Roche Corporate Executive Committee since 2000, as is Defendant Erich Hunziker (“Hunziker”). Burns is also a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a Roche subsidiary. In addition to Burns, Hunziker and Defendant Jonathan K.C. Knowles, Ph.D (“Knowles”) also serve as directors on the Board of Chugai Pharmaceutical Co., Ltd. Pursuant to the Genentech-Roche Affiliation (described, infra), Roche designated Burns to serve on the Genentech Board of Directors.
     9. Defendant Knowles has been a member of the Genentech Board of Directors since 1998. Knowles serves on the Compensation and Governance Committees of the Genentech Board of Directors. Knowles has been head of Global Research at Roche since 1997. Knowles also serves as a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a Roche subsidiary. Pursuant to the Genentech-Roche Affiliation, Roche designated Knowles to serve on the Genentech Board of Directors.
     10. Defendant Hunziker has been a member of the Genentech Board of Directors since 2004. Hunziker serves on the Compensation, Governance and Nominations Committees of the Genentech Board of Directors. Hunziker has been Chief Financial Officer of Roche since 2001. Hunziker was elected to the Roche Executive Committee 2001. Hunziker is also a member of the Boards of Directors of Holcim Ltd. and Chugai Pharmaceutical Co., Ltd., which are Roche subsidiaries. Burns and Knowles also serve as directors on the Board of Chugai Pharmaceutical Co., Ltd. Pursuant to the Genentech-Roche Affiliation, Roche designated Hunziker to serve on the Genentech Board of Directors.
     11. Defendant Arthur D. Levinson, Ph.D (“Levinson”) has been Chairman of the Board of Directors of Genentech since 1999. Levinson has been Genentech’s Chief Executive Officer and a director of the Company since 1995. Levinson is a member of Genentech’s Executive Committee.
     12. Defendant Charles A. Sanders, M.D. (“Sanders”) has been a member of the Genentech Board of Directors since 1999, and Sanders has been Lead Director since 2003. Sanders is a member of Audit, Compensation and Governance Committees of the Genentech Board of Directors.

     13. Defendant Debra L. Reed (“Reed”) has been a member of the Genentech Board of Directors since August 2005. Reed is a member of the Audit, Compensation and Governance Committees of the Genentech Board of Directors.
     14. Defendants Boyer, Burns, Hunziker, Knowles, Levinson, Sanders and Reed are collectively referred to hereinafter as the “Individual Defendants.” Collectively, the Individual Defendants and Defendants Roche Ltd and Roche Inc are hereinafter referred to as “Defendants.” Defendants are in a fiduciary relationship with FCERS and the other Genentech shareholders, and the Defendants owe such shareholders the highest obligations of due care, loyalty, good faith and candor.
SUBSTANTIVE ALLEGATIONS
Roche and Genentech
     15. Roche has been Genentech’s majority stockholder since 1990 when Roche gained a majority stake through a $2.1 billion merger. In 1999, Roche acquired full ownership of Genentech. Subsequently, Roche completed three public offers of Genentech common stock and, in January 2000, Roche completed an offering of zero coupon notes exchangeable for Genentech common stock held by Roche. Following the last of these transactions, the March 2000 public offering of Genentech common stock, Roche’s ownership was reduced to 58.9%. By December 31, 2007, Roche’s ownership of Genentech common stock was 55.8%.
     16. Genentech has executed various marketing, licensing and dependent agreements with F. Hoffman-La Roche Ltd. (“Hoffman-La Roche”), a Roche subsidiary. Genentech entered into an Amended and Restated Licensing and Marketing Agreement

(“Amended Licensing Agreement”) with Hoffman-La Roche in July 1999. The Amended Licensing Agreement granted Hoffmann-La Roche an option to license, use and sell Genentech’s products in foreign markets. Another licensing and marketing agreement between Genentech and Hoffman-La Roche, executed in 1998, gives Hoffman-La Roche exclusive foreign marketing rights with respect to Genentech’s anti-HER2 antibodies.
     17. An April 2004 research collaboration agreement between Genentech and Hoffman-La Roche (the “Research and Collaboration Agreement”) provides a structure for Hoffman-La Roche and Genentech to joint venture on certain projects. The Research and Collaboration Agreement specifies coordination of development and commercialization efforts with respect to joint venture products. The Research and Collaboration Agreement also includes financial structures applicable to various development and commercialization efforts that might be undertaken by either Genentech or Hoffman-La Roche.
     18. During the period that Roche owned all of Genentech’s outstanding equity, Genentech amended its Certificate of Incorporation and entered into an affiliation agreement with Roche (the “Genentech-Roche Affiliation”). The Genentech-Roche Affiliation provided for Genentech’s management to conduct business and operations as they had prior to Roche establishing its ownership position, but while reflecting Roche’s ownership of the Company. The Genentech-Roche Affiliation is for the exclusive benefit of Roche and can be amended at any time by the parties (Roche and Genentech).

     19. Under the terms of the Genentech-Roche Affiliation, Genentech may not, without the approval of the Roche-designated directors, approve:
          a. any acquisition constituting a portion of Genentech’s business or assets accounting for 10% or more of Genentech’s consolidated total assets, contribution to net income or revenues;
          b. any sale, lease license, transfer or other disposal of all or a portion of Genentech’s business or assets accounting for 10% or more of Genentech’s consolidated total assets, contribution to net income or revenues, not in the ordinary course of Genentech’s business;
          c. any issuance of common stock other than issuances pursuant to employee incentive plans not exceeding 5% of Genentech’s voting stock, issuances upon the exercise, conversion or exchange of any of Genentech’s outstanding capital stock, and other issuances not exceeding 5% of Genentech’s voting stock in any 24 month period; and
          d. any repurchase or redemption of Genentech’s capital stock other than a redemption required by the terms of a security and purchase made at fair market value in connection with any of Genentech’s deferred compensation plans.
     20. Further, under the Genentech-Roche Agreement, upon sale by Roche (or its affiliates) of its majority ownership in Genentech common stock, Roche is required to cause that successor to purchase all shares of Genentech’s common stock that Roche does not then hold:

          a. with consideration in the same form and amounts per share as received by Roche and its affiliates if the consideration is in either cash or equity traded on a United States securities exchange; or
          b. in any other case, with consideration either in the same form and amounts per share as received by Roche and its affiliates or with consideration that has a value per share not less than the weighted average value per share received by Roche and its affiliates as determined by an investment bank of nationally recognized standing appointed by a committee of independent directors.
     21. Pursuant to the Genentech-Roche Affiliation, any merger between the Company and Roche or its affiliates or the sale of substantially all of Genentech’s assets to Roche or its affiliates, shall be conditioned upon authorization by a favorable vote at any meeting of a majority of the shares of common stock not owned by Roche, provided that no person or group shall be entitled to cast more then 5% of the votes cast at the meeting. Pursuant to an agreement between Genentech and Roche, if the non-Roche shareholders and Genentech do not approve the deal, the investment banks can be retained to set a value for the remainder of Genentech shares. Roche would then have the option of buying the outstanding shares of Genentech at the average of the values set by the banks.
     22. The Genentech-Roche Affiliation also provides that upon any issuance of Genentech common stock, Genentech will repurchase a sufficient number of shares such that the percentage of common stock owned by Roche will be not less than 2% below the lowest number of shares of Genentech common stock owned by Roche since the July

1999 public offering of Genentech stock, divided by the number of shares of Genentech stock outstanding at the time of the July 1999 offering, as adjusted for stock splits.
     23. During the same period, Genentech also amended the Company’s bylaws to provide Roche with proportional representation rights on Genentech’s Board of Directors and Board Committees. Under the amendment to the bylaws, Roche may designate a number of directors equal to its percentage ownership of Company common stock times the total number of directors, rounded up to the next whole number if Roche’s ownership interest is greater than 50% and rounded down if Roche’s ownership interest is less than or equal to 50%. Roche may also designate at least one member of each committee of the Genentech Board of Directors, excluding the Audit Committee. As of the filing of this Verified Class Action, the Genentech Board consists of three Roche designees (Burns, Hunziker, Knowles).
     24. Genentech’s Amended and Restated Certificate of Incorporation provides that Genentech’s bylaws under the headings “Composition of Board of Directors,” “Roche’s Right to Proportional Representation,” “Memberships of Committees” and “Nomination of Directors,” may only be repealed or amended by a 60% vote of Genentech’s shareholders. Additionally, Roche’s right to nominate a number of directors proportional to Roche’s ownership interest may only be repealed or amended only by vote of 90% of Genentech shareholders.
The Roche Acquisition
     25. On July 20, 2008, Roche notified the outside directors of the Genentech Board of Directors that Roche would be making an offer to acquire the 44% of

Genentech common stock that Roche did not already own. Roche also notified Defendant Levinson, Chairman of the Genentech Board of Directors.
     26. The next day, July 21, 2008, Roche announced that it had submitted a proposal to acquire all the outstanding stock of Genentech which Roche does not already own for $89.00 per share in cash.
     27. The Roche Acquisition represents only an 8.8% premium over the closing price of Genentech stock on Friday, July 18, 2008. According to Dealogic, the average premium offered in similar squeeze-out deals in 2008 is 21% — almost 250% more than the 8.8% premium being offered by Roche. Roche CEO Severin Schwan disingenuously stated that “[w]e think this is a fair, generous offer, especially given that we already have control.” Schwan indicated that Roche had little room for negotiation as to the $89.00 per share price being offered.
     28. Roche stands to profit significantly from the Roche Acquisition at the expense of Genentech’s public shareholders. Roche reported an earnings decline over 1Q08 and 2Q08, but would have received $804 million in additional profit had it owned all of Genentech. The Roche Acquisition could also result in pretax savings to Roche of $750 – $850 million.
     29. On July 21, 2008, the market reacted to the Roche Acquisition price by moving ahead of the offer, an indication that the offering price was low. Indeed, Genentech’s stock closed at $93.88 on July 21, 2008 — almost $4 higher than the Roche offer price — on extremely heavy trading volume (more than 45 million shares, or nine times the trading volume on the previous trading day). Genentech stock closed at $95.00 on July 30, 2008, a clear indication that the market views the price $89.00 per share price that Roche is offering as significantly undervaluing Genentech.
     30. Analysts also agreed that the price offered by Roche under-valued Genentech common stock. Analysts James Millet and David Adlington at Cazenove in London said that Roche will have to make a “significantly higher offer” for Genentech. Lehman Brothers analyst Jim Birchenough observed that “[w]e believe that $120 a share would be a reasonable counter proposal by [Genentech].” Analysts further noted that Roche Acquisition is timed for Roche to obtain Genentech ahead of an increase in the Company’s value that is likely to flow from release of new research data for Avastin, a colon cancer drug being developed by Genentech, and the potential of other drugs under development at Genentech. For example, a Goldman Sachs analyst observed that the Roche Acquisition price “does not seem to reflect to the potential of Genentech’s pipeline.” CNN Money confirmed that “Roche is attempting to capture Genentech’s significant future growth on the cheap ... a minimally acceptable offer would range from $102 to $110 per share.”
     31. Analyst Geoffrey Purges at Sanford Bernstein & Co. in New York similarly stated that “[t]his is going to be well north of $100” and that Roche was “clearly being opportunistic.” Indeed, only one week prior to Roche’s offer, on July 14, 2008, Genentech released its 2Q08 financial results, including a 2Q08 profit increase of 4.7%. The Company’s stock jumped in after-hours trading after Genentech also reported non-GAAP earnings per share of $0.82, up 5% from $0.78 in 2Q07. Genentech also announced that non-GAAP revenue in 2Q08 rose 8% over 2Q07 (to $3.2 billion).

Additionally, Genentech revised its fiscal 2008 non-GAAP earnings per share forecast upward to $3.40-$3.50 from its previous forecast of $3.35-$3.45. Due to Genentech’s success, drugs developed by Genentech accounted for nearly one-third of Roche’s overall sales in 2007.
     32. The members of the Company’s Board of Directors owed and continue to owe the public shareholders fiduciary duties to act in the best interests of the Genentech shareholders. Roche, and the Genentech directors affiliated with and designated by Roche, however, are hopelessly conflicted and interested in obtaining the Company for the lowest amount of consideration possible. Roche holds 55.9% of voting power of Genentech’s shares, designates three of the seven members of the Genentech Board and has other powers of control, detailed above, under the Genentech-Roche Affiliation. As a result, Roche controls Genentech, the Board of Directors and the Individual Defendants, including those who may be appointed to a special or other committee of the Board to consider the Roche Acquisition. The Individual Defendants therefore cannot act effectively on behalf of Genentech public shareholders.
     33. Genentech said in a statement that it had received the Roche Acquisition proposal and that it expects to convene a special committee of independent directors to determine what action to take. Even if the “independent” directors were able to act independently from Roche, no special committee of directors will be able to function effectively under the circumstances, i.e., Company outsiders will be required to negotiate against a control group with the superior knowledge and expertise about the Company and its business and strategy. In addition, Roche is in a position to impose consequences on the public shareholders as controlling stockholder if the special committee does not approve an acquisition.
     34. The value of the Company’s shares is substantially in excess of the $89.00 offered by the Roche Acquisition. The consideration proposed as part of the Roche Acquisition is inadequate and represents an attempt by Roche to wield its control to force out the public shareholders in order to reward itself with the profits rightfully belonging to Plaintiff and the other public shareholders. The Roche Acquisition is a transparent attempt to deny the public holders their rightful opportunity to obtain due value for their shares.
     35. The terms of the Roche Acquisition are grossly and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants and Roche by virtue of their positions of control of Genentech and that knowledge possessed by Genentech’s public shareholders. Defendants seek to take advantage of this disparity to induce the Genentech’s public shareholders to relinquish their shares at an unfair price.
     36. As noted, any acquisition by Roche of the outstanding public shares of Genentech that it does not already own is subject to the exacting entire fairness standard, under which Roche must establish fair price and fair dealing.
     37. Unless the Court enjoins the Roche Acquisition, Defendants will engage in further breaches of their fiduciary duties to the Company’s shareholders. These actions will result in irreparable harm to the members of the Class.

CLASS ACTION ALLEGATIONS
     38. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all shareholders of Defendant Genentech (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants) or their successors in interest, who have been or will be adversely affected by the conduct of Defendants alleged herein (the “Class”).
     39. This action is properly maintainable as a class action.
     40. The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of April 30, 2008, Genentech had 1,050,891,782 shares of common stock outstanding owned by thousands of shareholders of record scattered throughout the United States.
     41. There are questions of law and fact which are common to members of the Class. The common questions include, inter alia, the following:
          a. whether the Individual Defendants have breached their fiduciary duties to the Plaintiff and the other public shareholders in connection with the Roche Acquisition;
          b. whether Roche has breached its fiduciary duties as a majority stockholder including entire fairness in connection with the Roche Acquisition; and
          c. whether Plaintiff and the other members of the Class will be damaged irreparably by the wrongful conduct alleged herein.

     42. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff will fairly and adequately represent the Class.
     43. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.
     44. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.
COUNT I
BREACH OF FIDUCIARY DUTY
AGAINST THE INDIVIDUAL DEFENDANTS
     45. Plaintiff repeats and realigns each allegation set forth herein.
     46. The Individual Defendants have violated fiduciary duties owed to the non-Roche holders of Genentech and have placed personal interests ahead of the interests of Genentech’s stockholders, causing damages for which Plaintiff seeks compensation.
     47. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Genentech investment.

     48. Defendants have failed to take steps to maximize the value of Genentech to benefit the public stockholders and have embarked on a process that avoids competitive bidding and provides Roche with an unfair advantage by effectively excluding other alternative transactions.
     49. The Individual Defendants have breached their duties of loyalty and care by not taking adequate measures to ensure that the interests of Genentech’s public holders are properly protected from overreaching by Roche.
     50. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     51. As a result of the actions of Defendants, Plaintiff and the Class have been and will be irreparably harmed in that they have not and will not receive their fair portion of the value of Genentech’s stock and businesses and will be prevented from obtaining a fair price for their common stock.
     52. Unless enjoined by this Court, Defendants will continue to breach the fiduciary duties owed Plaintiff and the Class, and may consummate the Roche Acquisition to the disadvantage of the public stockholders.
     53. Individual Defendants have engaged in self-dealing, have not acted in good faith to Plaintiff and the other members of the Class, and have breached and are breaching fiduciary requirements to the members of the Class.
     54. As a result of Defendants’ activities, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive a fair portion of the true value of Genentech’s assets and will be prevented from obtaining the real value of their ownership interest in the Company. Unless the Roche Acquisition is enjoined by the Court, and a fair process substituted, Defendants will continue to breach their fiduciary duties to Plaintiff and the members of the Class, will not engage in arm’s length negotiations on the Roche Acquisition terms with Roche, and will not supply to Genentech’s stockholders sufficient information to enable them to cast informed votes on a proposed acquisition.
     55. Plaintiff and members of the Class have no adequate remedy at law.
COUNT II
BREACH OF FIDUCIARY DUTY AND SELF-DEALING AGAINST ROCHE
INC., ROCHE LTD., BURNS, HUNZIKER, AND KNOWLES
     56. Plaintiff repeats and realigns each of the foregoing allegations.
     57. Roche and its Genentech Board designees have violated their fiduciary duties of loyalty, good faith, candor and entire fairness owed to the public shareholders of Genentech, and Roche has sought opportunistically to enrich itself unfairly at the expense of the unaffiliated Genentech shareholders.
     58. Plaintiff and the Class will suffer irreparable injury as a result of Roche’s actions, including unfair self-dealing.
     59. Unless enjoined by this Court, Roche and its Board designees, Burns, Hunziker and Knowles will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Roche Acquisition, which will exclude Plaintiff and the Class from their fair share of Genentech’s valuable assets and businesses, and/or benefit Roche in the unfair manner complained of herein, all to the irreparable harm of Plaintiff and the Class.
     60. Plaintiff and the members of the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff prays for judgment, as follows:
     A. Determining that this action is a proper class action under Rule 23, and that Plaintiff is a proper class representative and appointing Plaintiff’s Counsel as Class Counsel;
     B. Enjoining Defendants, temporarily and permanently, from taking any steps necessary to accomplish or implement the Roche Acquisition at a price that is not fair and equitable and under the terms presently proposed by Roche;
     C. Declaring that the Roche Acquisition is not entirely fair and is in breach of the fiduciary duties of the Defendants and, therefore, any agreement arising therefrom is unlawful and unenforceable;
     D. To the extent, if any, that the Roche Acquisition complained of is consummated prior to the entry of final judgment, rescinding the transaction and/or awarding damages to the Class;
     E. Requiring Defendants to fully disclose all material information regarding the Roche Acquisition;
     F. Requiring the Individual Defendants to conduct a fair process to evaluate the Company’s value and any available value maximizing strategic alternatives including remaining as a public company;

     G. Directing that Defendants account to Plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by Defendants as a result of their unlawful conduct;
     H. Awarding Plaintiff and the Class pre- and post judgment interest at the statutory rate;
     I. Awarding to Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
     J. Granting such other and further relief as the Court deems appropriate.

Dated: August 5, 2008	RIGRODSKY & LONG, P.A.
	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) 919 North Market Street, Suite 980 Wilmington, DE 19801 (302) 295-5310 Attorneys for Plaintiff

OF COUNSEL:
SCOTT + SCOTT LLP
Arthur L. Shingler III
600 B Street, Suite 1500
San Diego, CA 92101
(619) 233-4565
SCOTT + SCOTT LLP
David R. Scott
108 Norwich Avenue
P.O. Box 192
Colchester, CT 06415
(860) 537-5537

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